SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. 6)*

                             SENTIGEN HOLDING CORP.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    81726V104
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                                 (CUSIP Number)

                             David Alan Miller, Esq.
                                 Graubard Miller
                          600 Third Avenue, 32nd Floor
                            New York, New York 10016
                            Telephone: (212) 818-8800

          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

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                               September 15, 2001
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D

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CUSIP No.  81726V104                                      Page 2 of 5 Pages
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1  |      NAMES OF REPORTING PERSONS
   |      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   |
   |      Joseph K. Pagano
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2  |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
   |                                                                    (a) |_|
   |                                                                    (b) |_|
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3  |      SEC USE ONLY
   |
   |
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4  |      SOURCE OF FUNDS (SEE INSTRUCTIONS)
   |
   |      PF, OO
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5  |      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   |      ITEMS 2(d) OR 2(e)
   |                                                                        |_|
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6  |      CITIZENSHIP OR PLACE OF ORGANIZATION
   |
   |      United States
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                          | 7   |    SOLE VOTING POWER
                          |     |
                          |     |    1,575,450 Shares
         NUMBER OF        |-----------------------------------------------------
          SHARES          | 8   |    SHARED VOTING POWER
       BENEFICIALLY       |     |
         OWNED BY         |-----------------------------------------------------
           EACH           | 9   |    SOLE DISPOSITIVE POWER
         REPORTING        |     |
          PERSON          |     |    1,575,450 Shares
           WITH           |-----------------------------------------------------
                          | 10  |    SHARED DISPOSITIVE POWER
                          |     |
                          |     |    25,000 Shares
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11  |     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |
    |     1,600,450 Shares
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12  |     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    |     (SEE INSTRUCTIONS)                                                |_|
    |
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13  |     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |     21.5%
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14  |     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    |
    |     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No.  81726V104                                     Page 3 of 5 Pages
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         This Amendment No. 6 adds the following information to Items 3 and restates in its entirety Items 4 and 5 of the Schedule 13D filed by Joseph K. Pagano (the "Reporting Person") with respect to ownership of the Common Stock, par value $.01 per share (the "Common Stock") of Sentigen Holding Corp. ("Issuer").

         The percentage of beneficial ownership reflected in this Amendment No. 6 is based upon 7,147,324 shares of Common Stock outstanding as of September 16, 2001.

Item 3.  Source and Amount of Funds or Other Consideration

         On September 15, 2000, the Reporting Person was granted an option to purchase 200,000 shares of the Issuer's Common Stock at an exercise price of $9.00 per share. Options to purchase 50,000 shares of common stock became exercisable on September 15, 2001 and options to purchase the remaining 150,000 shares of common stock vest in three equal annual installments commencing on September 15, 2002. The options expire on September 15, 2005. No consideration was received by he Company for these options.

Item 4.  Purpose of Transactions

         The acquisitions being reported upon in this Amendment No. 6 were made in the ordinary course of the Reporting Person's business activities. The Reporting Person acquired the shares specified in Item 3 above for investment purposes. The Reporting Persons may undertake one or more of the actions set forth below.

         (a) The Reporting Person may acquire additional securities from time to time in the market or in private transactions. The Reporting Person owns an option to purchase an aggregate of 200,000 shares of the Issuer's Common Stock at an initial exercise price of $9.00 per share. The option vests in four equal annual installments beginning on the first anniversary of the date of the grant and expires on September 15, 2005. The Reporting Person also owns an immediately exercisable option to purchase up to 217,000 shares of the Issuer's Common Stock at an exercise price of $1.625 per share. This option expires on May 14, 2004.

         The Reporting Person does not have any other agreement to acquire any additional Common Stock at this time.

         (b) The Reporting Person may cause the Issuer to pursue a business objective of identifying one or more operating businesses for acquisition and completing one or more mergers or other business combinations with such business or businesses. The Reporting Person has not identified at this time any business for acquisition and has no agreements or arrangements for a merger or other business combination.





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CUSIP No.  81726V104                                     Page 4 of 5 Pages
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         (c) The Reporting Person may cause the Issuer to engage in a private offering of its securities for the purpose of raising additional working capital.

         (d) The Reporting Person does not have any plans to cause any immediate change in the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancy on the board.

         As a director of the Issuer, the Reporting Person is involved in making material business decisions regarding the Issuer's policies and practices. Notwithstanding the foregoing, except as discussed above and in the ordinary course as a director of the Issuer, the Reporting Person does not have any plans or proposals to effect any material change in the present capitalization or dividend policy of the Issuer, cause any other material change in the Issuer's business or corporate structure, cause any changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         The Reporting person is the beneficial owner of 1,600,450 shares of Common Stock. This amount includes 25,000 shares held of record by the Joseph A. Pagano, Jr. Trust, a trust established for the Reporting Person's son, 267,000 shares subject to currently exercisable options The filing of this Amendment No.6 to Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of the shares held of record by the Joseph A. Pagano, Jr. Trust. The Reporting Person beneficially owns 21.5% of the Issuer's outstanding shares of Common Stock.






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CUSIP No.  81726V104                                     Page 5 of 5 Pages
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 16, 2001

                                                  /s/ Joseph K. Pagano
                                                 ------------------------------
                                                 Joseph K. Pagano